November 15, 2024

Gast  n Paladini
Chief Executive Officer
Moolec Science SA
17, Boulevard F.W. Raiffeisen
L-2411 Luxembourg
Grand Duchy of Luxembourg

       Re: Moolec Science SA
           Registration Statement on Form F-3
           Filed on November 12, 2024
           File No. 333-283113
Dear Gast  n Paladini:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing